InBev

RECEIVED

2007 JAN 17 A 11:49

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

07020399

By courier

Leuven, 9 January, 2007

SUPPL

Dear Madam,

Subject: ~~Interbrew S.A.~~ InBev. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

InBev PHILIPS

PRESS RELEASE

Philips and InBev announce settlement of patent litigation relating to home beer draught system

Amsterdam/Brussels, 9 January 2007 - Philips and InBev announced today that Heineken, Philips and InBev have resolved their ongoing patent litigation concerning the home beer draught system of Philips and InBev.

Terms of the agreement have not been disclosed. The differences have been resolved in a mutually acceptable manner and as a result, all pending litigations between the parties have been stopped with immediate effect.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 85 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro of revenue.
For further information visit www.InBev.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 159,700 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

Contact information

InBev

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

Philips Domestic Appliances and Personal Care

International
Jurn Hageman
Tel: +31-35-689-23-39
E-mail: jurn.hageman@philips.com

The Netherlands
Annemarije Pikaar
Tel: +31-40-278-50-30
E-mail: annemarije.pikaar@philips.com